NXT ENERGY SOLUTIONS INC. ANNOUNCES CLOSING OF FINANCING

Thursday February 17, 2011

NXT Energy Solutions Inc.  (“NXT” or “the Company”)

Trading Symbol - “SFD”–TSX-V; “NSFDF”–NASDAQ-OTCBB

CALGARY, ALBERTA- NXT Energy Solutions Inc. (“NXT” or “the Company") is pleased to announce a closing on February 16, 2011 of the non-brokered private placement ("Private Placement") as announced on February 10, 2011 for an aggregate of $1,600,300 including $40,000 from Insiders.  At this closing NXT issued 3,200,600 units of the Company’s ("Units") at a price of $0.50 per Unit, each Unit consisting of one Common Share (“Share”) and one warrant ("Warrant").  Each Warrant entitled the holder to acquire an additional Share at a price of $0.60 per Share on or before February 16, 2012, subject to certain acceleration terms as outline in our February 10, 2011 news release.  In connection with this closing the Company paid a finder's fee of $72,600 and 145,320 Warrants.  The Company may have an additional closing on this Private Placement.  All prices are expressed in Canadian dollars.

The Shares and Warrants issued pursuant to the Private Placement are subject to a hold period that expires June 17, 2011 for trades in Canada and are issued with a legend restricting trades in the United States.  Following this closing, NXT has 34,002,396 shares issued and outstanding.  The Company intends to use the proceeds from the Private Placement to provide resources required to execute the Company s business plan including, but not limited to completing SFD surveys, undertaking sales and marketing programs and general corporate purposes.

The Company is currently evaluating potential dates for an Investor Conference Call to be held in March, 2011.  During the conference call management will provide an operational update followed by a Q & A opportunity for investors.  The actual date for the call will be selected upon finalization of several international travel commitments of management.  The detail of this conference call will be distributed when available by a separate news release.

NXT is a Calgary based company providing airborne detection solutions to support hydrocarbon exploration enabling our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization onto the areas with the greatest potential.  NXT’s proprietary airborne Stress Field Detection ("SFD®") survey system provides a unique survey method that remotely identifies potential traps and reservoirs.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is effective both onshore and offshore.  NXT provides its clients an efficient and reliable method to conduct frontier surveys to support exploration.  SFD® is the registered trademark of NXT Energy Solutions Inc.

Forward-Looking Statement

This news release includes forward‐looking statements. When used in this document, words such as “plan”, “see”, “anticipate” and “scheduled”, are forward‐looking statements. Forward‐looking statements are subject to a wide range of risks and uncertainties, including but not limited to the use of the proceeds associated with the Private Placement. Any number of factors can cause actual results to differ materially from those in forward‐looking statements. Although the Company believes that its expectations represented by the forward‐looking statements are reasonable there can be no assurance that such expectations will be realized.

For further information contact:

Ken Rogers, VP Finance and CFO
NXT Energy Solutions Inc.
Suite 1400, 505 3rd Street, S.W.,
Calgary, Alberta, Canada T2P 3E6
Tel: (403) 264-7020
Fax: (403) 264-6442
nxt_info@nxtenergy.com
www.nxtenergy.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor NASDAQ OTCBB Exchanges accept responsibility for the adequacy or accuracy of this release.